

January 15, 2013

<u>Via Facsimile</u>
Mr. Daniel E. Rosati
Chief Financial Officer
TMS International Corp.
12 Monongahela Avenue
P.O. Box 2000
Glassport, PA 15045

     Re: **TMS International Corp.**
                Form 10-K for the fiscal year ended December 31, 2011
                Filed February 21, 2012
                File No. 1-35128

Dear Mr. Rosati:

We have reviewed your response letter dated January 7, 2013 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42</u>
<u>Application of Critical Accounting Policies, page 48</u>
<u>Revenue Recognition, page 49</u>

1.   We note your response to our prior comment three and appreciate the additional information you have provided. Please revise the disclosures you intend to include in future filings to more fully discuss the circumstances that allow for recording revenue at the gross amount, including the fact that you are the primary obligor and have general inventory risk.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief